Highlight Networks, Inc.

215 South Riverside Drive, Suite 12

Cocoa, FL 32922

December 20, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Highlight Networks, Inc.

Form 10-K for the fiscal year ended June 30, 2010, as amended

Filed October 18, 2010

Form 10-Q for the quarterly period ended September 30,2010

Filed October 28, 2010

File No. 333-153575

Dear Mr. Spirgel:

By letter dated November 8, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Highlight Networks, Inc. (“Highlight” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s (i) annual report (the “Annual Report”) on Form 10-K, as amended, filed on October 18, 2010 and (ii) quarterly report (“Quarterly Report”) on Form 10-Q filed on October 28, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the fiscal year ended June 30, 2010, as amended

Item 9A(T) Controls and Procedures Evaluation of Disclosure Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 10

1.

We note your response to comment one and your revised disclosures.  Please note that our comment was intended to address your assessment of your internal control over financial reporting and was not intended to address your disclosure controls and procedures.  As such, you are required to perform a separate assessment for your 1) disclosure controls and procedures and 2) internal control over financial reporting.  Accordingly, with respect to your assessment of:

a.

Disclosure control and procedures, in the initial filing of your Form 10-K, you stated that your disclosure controls and procedures were not effective.  However, in your amended Form 10-K, you have revised such statement to conclude that your disclosure controls and procedures are now effective.  Please explain what changed between the first and second filing for you to change your conclusion.  Further, it is unclear to us how you concluded that your disclosure controls and procedures are effective considering the fact that 1) you failed to provide the proper conclusion on your internal control over financial reporting in your first filing of the Form 10-K, and 2) your material weakness in your internal control over financial reporting appears directly related to the ability to prepare financial statements.  Please revise or advise.  Refer to Item 307 of Regulation S-K.

b.

Internal control over financial reporting, which still does not state whether or not your internal control over financial reporting is effective or not effective, please revise the disclosure to provide a statement as to whether or not your internal control over financial reporting is effective or not effective.  Based on your material weakness, it appears that you should state that your internal control over financial reporting was not effective due to the material weakness that you describe.  Refer to Item 308(T)(a)(3) of Regulation S-K.

RESPONSE:

a.

We have revised Item 9A to state that our disclosure controls and procedures are not effective.

b.

Our initial statement in the June 30, 2010 Form 10-K that was filed on September 23, 2010 is correct and we have revised our disclosure in Amendment No. 2 to the Form 10-K/A to state that the internal controls over financial reporting are not effective because of material weaknesses.

General

2.

In your amended Form 10-K, please provide an explanation as to exactly why the 10-K is being amended.

RESPONSE:  We have provided an explanation as to exactly why the 10-K is being amended.

Form 10-Q for the quarterly period ended September 30, 2010

Item 4T.  Controls and Procedures, page 11

2.

Please revise your disclosure to update the evaluation date from June 30, 2010 to September 30, 2010.  Please also provide an explanation, given the issues you have noted in your Form 10-K, as to why you believe your disclosure controls and procedures are effective as of September 30, 2010.

RESPONSE:  We have updated the evaluation date from June 30, 2010 to September 30, 2010.  Our disclosure controls and procedures are not effective as of September 30, 2010 and we have revised the Form 10-Q/A accordingly.

Exhibit 31.1 – Officer’s Certificate Pursuant to Section 302

Exhibit 31.2 – Officer’s Certificate Pursuant to Section 302

3.

Please amend your Form 10-Q to revise your Certifications to conform with Item 601(B)(31) of Regulation S-K.

RESPONSE:  We have revised our Certifications to conform with Item 601(B)(31) of Regulation S-K.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose  the  Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Anthony Lombardo

Anthony Lombardo

President and Chief Executive Officer